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16002205

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ANNUAL AUDITED RE[PORT]
FORM X-17A-5
PART III

SEC Mail Processing Section
APR 20 2016
Washington DC
412

SEC FILE NUMBER
8-68915

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Threadstone Advisors LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

477 Madison Avenue, 24th Floor
(No. And Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gennaro J. Fulvio — (212) 490-3113
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

Raphael, Sanders, Goldberg, Nikpour, Cohen & Sullivan, CPAs PLLC
(Name - *if individual state last, first, middle name*)

97 Froehlich Farm Blvd	**Woodbury**	**NY**	**11797**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

aub

OATH OR AFFIRMATION

I, **William Susman**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Threadstone Advisors LLC**, as of **December 31, 2015**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

ALLISON POON
Notary Public, State of New York
No. 01PO6301036
Qualified in New York County
Commission Expires April 14, 2018

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RSGNC&S
RAPHAEL
SANDERS
GOLDBERG
NIKPOUR
COHEN
SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg CPA
Mark Raphael CPA
Gary Sanders CPA
Floria Samii-Nikpour CPA
Allan B. Cohen CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Threadstone Advisors, LLC

We have audited the accompanying statement of financial condition of Threadstone Advisors, LLC (a limited liability company) as of December 31, 2015, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Threadstone Advisors, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Threadstone Advisors, LLC as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Raphael Sanders Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Sanders Goldberg Nikpour Cohen & Sullivan, CPA's PLLC
Woodbury, New York

February 24, 2016

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

THREADSTONE ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash	$	131,015
Accounts receivable		2,963,361
Prepaid Expense		79,987
Furniture & fixtures (net of accumulated depreciation of $5,993)		8,988
TOTAL ASSETS	$	3,183,351

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued expenses payable	$	331,995
Deferred taxes payable		65,256
Due to affiliates		987
		398,238
Members' Equity		2,785,113
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	3,183,351

The accompanying notes are an integral part of this statement.

THREADSTONE ADVISORS, LLC
NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2015

1. ORGANIZATION AND NATURE OF BUSINESS

Threadstone Advisors, LLC (the "Company") is a wholly owned subsidiary of Susman LLC (the "Parent"). The Company was organized in July 2011 and began operating as a registered broker-dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA") in January 2012. The principal source of the Company's income is through financial advisory services.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, fund manager, customer and/or other counterparty with which it conducts business.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

The Company recognizes fee income as earned. Fee income is earned at the time the related services are provided and when the right to receive payment is assured, as defined by the terms and conditions of each client agreement. Any service fees received in advance of services being provided are recorded as deferred revenue on the balance sheet until services are provided, at which time revenue is recognized.

3. CASH AND CASH EQUIVALENTS

The Company's financial instruments that are potentially exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains cash with financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash balances may be in excess of balances insured by FDIC. The Company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalents.

4. RELATED PARTY TRANSACTIONS

In July 2012 the Company entered into an expense sharing agreement with its Parent which is renewed annually. Under this agreement, certain overhead costs are allocated from the Parent to the Company on a monthly basis. The total amount reflected in the financial statements for the year ended December 31, 2015 relating to this agreement amounts to $3,289,885.

5. PROVISION FOR INCOME TAXES

The Company is treated as a disregarded entity for federal and state income tax purposes and, therefore, does not record a provision for income taxes. Accordingly, the Parent reports its share of the Company's income or loss on its income tax returns. The Company is liable for New York City unincorporated business tax ("UBT") on its operations.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2015 management has determined that there are no material uncertain income tax positions.

6. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no customer accounts.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $32,777 which was in excess of the minimum requirement of $26,549 by $6,228. The Company's ratio of aggregate indebtedness to net capital was 12.15 to 1.

8. CONCENTRATION OF CREDIT RISK

Eight clients accounted for 93.37% of revenues for the current year.

9. SUBSEQUENT EVENTS

Events have been evaluated through the date that these financial statements were available to be issued and no further information is required to be disclosed.